EXHIBIT 99.7

Press Release

Total strengthens its presence in natural gas in Oman

Paris, April 8, 2019 - Total and the Ministry of Oil and Gas of the Sultanate of Oman (MOG) have signed a Heads of Agreement (HoA) for the award to Total of an exploration license on Block 12 with significant prospective gas resources.

Under the terms of this HoA, both parties will finalize in the coming months, on an exclusive basis, a definitive agreement that will grant to Total 100% working interest and operatorship of the exploration block 12, located in Central Oman.

This new agreement was signed after Total, the Ministry of Oil and Gas and Oman Oil Company (OOC) reached a new milestone to implement their integrated gas project, which entails developing the gas resources of the Greater Barik area (Blocks 10 and 11), as well as building and operating a liquefaction plant to offer a bunkering service and supply Liquefied Natural Gas as a fuel to marine vessels.

"Having been present in Oman for more than 80 years mostly in the oil sector, Total is pleased to have the opportunity to bring its expertise in the natural gas value chain to the Sultanate of Oman. After the agreement reached on the integrated gas project of the Greater Barik area, the entry into exploration Block 12 represents a new exploration opportunity to unlock additional gas potential and to contribute to income growth and job creation in the country," stated Patrick Pouyanné, Chairman and CEO of Total.

Spread over 10,000 km2, Block 12 is located onshore, in the northern part of Block 6 and to the south of the Greater Barik area (including Mabrouk North East and Mabrouk West fields).

Total’s exploration program on the block will comprise seismic acquisition and drilling commitments, with the drilling of a first well in 2020.

Total in Oman

In Oman, Total’s SEC production was 38,000 barrels of oil equivalent per day in 2018. Total holds 4% interest in the onshore Block 6 (operated by Petroleum Development Oman), as well as in the Oman LNG (5.54%) and Qalhat LNG (2.04%).

Sohar
Muscat
UNITED
ARAB
EMIRATES
OMAN
BLOCK 6
GREATER BARIK
AREA
BLOCK 10
SAUDI
ARABIA
BLOCK 11
BLOCK 12
Salalah
0
100 Km

About Total

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